Exhibit 21.1

List of Subsidiaries

Name	Country of Incorporation

CASIX Inc.	People’s Republic of China

FBN New Jersey Manufacturing, Inc.	Delaware, United States of America

Fabrilink SEZC	The Cayman Islands

Fabrinet China Holdings Ltd.	Mauritius Island

Fabrinet Co., Ltd.	Thailand

Fabrinet IHQ Co., Ltd.	Thailand

Fabrinet Pte., Ltd.	Singapore

Fabrinet UK Holdings Ltd.	United Kingdom

Fabrinet USA, Inc.	California, United States of America

Fabrinet West, Inc.	California, United States of America

Fabritek, Inc.	California, United States of America

Global CEM Solutions Ltd.	United Kingdom

Exception Group Ltd.	United Kingdom

Exception EMS Ltd.	United Kingdom

Exception EBT Ltd.	United Kingdom

Exception EMS, Inc.	Texas, United States of America